UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: April 27, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX DELIVERS OUTSTANDING QUARTERLY EARNINGS
April 27, 2006
For the first quarter of 2006, Methanex recorded net income of US$115.2 million (diluted net income per share of US$1.02) and Adjusted EBITDA1 of US$166.5 million. This compares with net income of US$48.6 million (diluted net income per share of US$0.42) and Adjusted EBITDA1 of US$128.1 million for the fourth quarter of 2005.
Before recording an adjustment to increase earnings and reduce future income taxes related to a change in Trinidad tax legislation, Methanex recorded income before unusual items (after-tax)1 for the first quarter of 2006 of US$89.4 million (diluted income before unusual items (after-tax) per share1 of US$0.79). This compares with income before unusual items (after-tax)1 of US$60.6 million (diluted income before unusual items (after-tax) per share1 of US$0.52) for the fourth quarter of 2005.
Bruce Aitken, President and CEO of Methanex commented, “Our large scale, low cost plants operated well in an environment of strong methanol prices in the first quarter of 2006 and this resulted in an outstanding quarter of earnings for our Company. Continued strong demand and industry unplanned outages caused supply to remain very tight and pushed our average posted methanol price up by US$34 per tonne since the fourth quarter of 2005. Our average realized price for the first quarter of 2006 was US$283 per tonne compared with US$256 per tonne for the previous quarter.”
Mr. Aitken added, “As we enter the second quarter of 2006, in spite of the decline in demand for methanol for MTBE in the United States, global inventories remain low, demand continues to be strong, several planned maintenance outages have been announced and further plant closures have also been announced. In addition, we do not expect production from any new world scale plant to affect the market until early 2007. As a result of these and other factors, we expect the methanol markets to remain balanced. Our Methanex European posted contract price has been set for the second quarter at 285 Euros per tonne (US$348 per tonne), representing an increase of approximately US$28 per tonne over the first quarter. Our posted contract prices for May for the US and Asia are slightly lower than April and across the various global markets contract reference prices range from US$310 to $348 per tonne (US$0.93 to $1.05 per gallon) before discounts.”
Mr. Aitken concluded, “Our cash generation was very strong this quarter. With US$93 million cash on hand at the end of the first quarter, a strong balance sheet and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to return excess cash to shareholders.”
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-continued-
A conference call is scheduled for Thursday, April 27, 2006 at 11:00 am EDT (8:00 am PDT) to review these first quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for seven days at (877) 653-0545. The reservation number for the playback version is 302056. There will be a simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.”
Information contained in this press release and the attached First Quarter 2006 Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis and the attached First Quarter 2006 Management’s Discussion and Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2005 Management’s Discussion & Analysis and the attached First Quarter 2006 Management’s Discussion and Analysis.

[1]	Adjusted EBITDA, income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share are non-GAAP measures. For a reconciliation of these amounts to the most directly comparable GAAP measures, refer to “Additional Information - Supplemental Non-GAAP Measures” included in the attached First Quarter 2006 Management’s Discussion and Analysis.
- end -
For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600

Interim Report
For the three months ended March 31, 2006
At April 27, 2006 the Company had 110,029,853 common shares issued and outstanding and stock options exercisable for 876,064 additional common shares.
Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq National Market under the symbol MEOH.
Transfer Agents & Registrars
CIBC Mellon Trust Company
320 Bay Street
Toronto, Ontario, Canada M5H 4A6
Toll free in North America:
1-800-387-0825
Investor Information
All financial reports, news releases and corporate information can be accessed on our web site at www.methanex.com.
Contact Information
Methanex Investor Relations
1800 — 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851
First Quarter Management’s Discussion and Analysis
Except where otherwise noted, all currency amounts are stated in United States dollars.
This first quarter 2006 Management’s Discussion and Analysis should be read in conjunction with the 2005 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2005 Annual Report. The Methanex 2005 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ millions, except where noted)	2006	2005	2005

Sales volumes (thousands of tonnes) Company produced Chile and Trinidad	1,254	1,350	1,127
Kitimat and New Zealand	67	154	248

	1,321	1,504	1,375
Purchased methanol	297	285	296
Commission sales[1]	141	158	145

	1,759	1,947	1,816
Average realized price ($ per tonne)[2]	283	256	262
Methanex average non-discounted posted price ($ per tonne)[3]	335	301	310
Operating income	142.9	89.7	114.7
Net income	115.2	48.6	76.0
Income before unusual items (after-tax)[4]	89.4	60.6	76.0
Cash flows from operating activities[5]	115.4	82.6	115.1
Adjusted EBITDA[6]	166.5	128.1	134.7
Basic net income per common share	1.02	0.42	0.63
Diluted net income per common share	1.02	0.42	0.63
Diluted income before unusual items (after-tax) per share[4]	0.79	0.52	0.63
Common share information (millions of shares):
Weighted average number of common shares outstanding	112.4	115.3	120.0
Diluted weighted average number of common shares outstanding	112.9	115.7	121.3
Number of common shares outstanding, end of period	110.6	113.6	119.5

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available on our website (www.methanex.com).

[4]	Income before unusual items (after-tax) and diluted income before unusual items (after-tax) per share differ from the most comparable GAAP measures, net income and diluted net income per share, because certain items that are considered by management to be non-operational and/or non-recurring have been excluded. For a reconciliation of net income to income before unusual items (after-tax) and the basis for the calculation of diluted income before unusual items (after-tax) per share, refer to Supplemental Non-GAAP Measures on page 9.

[5]	Before changes in non-cash working capital.

[6]	Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income, other cash payments related to operating activities, stock-based compensation and other non-cash items, income taxes and unusual items. For a reconciliation of cash flows from operating activities to Adjusted EBITDA, refer to Supplemental Non-GAAP Measures on page 9.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 1

For the first quarter of 2006 we recorded Adjusted EBITDA of $166.5 million and net income of $115.2 million (diluted net income per share of $1.02). This compares with Adjusted EBITDA of $128.1 million and net income of $48.6 million (diluted net income per share of $0.42) for the fourth quarter of 2005 and Adjusted EBITDA of $134.7 million and net income of $76.0 million (diluted net income per share of $0.63) for the first quarter of 2005.
For the first quarter of 2006, we recorded income before unusual items (after-tax) of $89.4 million (diluted income before unusual items (after-tax) per share of $0.79) compared with income before unusual items (after-tax) of $60.6 million for the fourth quarter of 2005 and $76.0 million for the first quarter of 2005. A reconciliation from net income to income before unusual items (after-tax) is as follows:

	Three Months Ended
	March 31	Dec 31	March 31
($ millions)	2006	2005	2005

Net income	$115.2	$48.6	$76.0
Add (deduct) unusual items:
Future income tax adjustments related to change in legislation	(25.8)	—	—
Kitimat closure costs (before and after-tax)	—	12.0	—

Income before unusual items (after-tax)	$89.4	$60.6	$76.0

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changed the retroactive date to January 1, 2005. As a result of the 2006 amendment to this legislation, during the first quarter of 2006 we recorded adjustments to reduce future income tax expense by a total of $25.8 million. Refer to Income Taxes on page 5 of this Management’s Discussion and Analysis.
On November 1, 2005 our Kitimat methanol and ammonia facilities were permanently closed. The total closure costs were $41.1 million (before and after-tax). For accounting purposes, $29.1 million of the total cost was recognized in the third quarter of 2005 and the remaining $12.0 million was recognized in the fourth quarter of 2005.
Earnings Analysis
A core element of our corporate strategy is to strengthen our position as a low cost producer. Over the last several years we have shifted our production from higher cost plants to new low cost plants. Our low cost production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. These facilities are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle and, accordingly, changes in the average realized price, sales volume and total cash costs for methanol produced at these facilities are the key drivers of changes in our Adjusted EBITDA.
Over the last few years we have also been shutting down high cost production. Our facilities in Kitimat and New Zealand are exposed to market prices for natural gas feedstock and as a result incur higher production costs. We permanently closed our Kitimat facility on November 1, 2005 and sold the remaining inventory from this facility during the first quarter of 2006. The New Zealand facility has been positioned as a flexible production asset with future operations dependant on securing economically priced natural gas.
When analyzing our Adjusted EBITDA, we provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities. For a further discussion of the definitions and calculations used in our Adjusted EBITDA variance analysis, refer to How We Analyze Our Business provided at the end of this Management’s Discussion and Analysis.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 2

Adjusted EBITDA
The change in Adjusted EBITDA resulted from the following:

	Q1 2006	Q1 2006
	compared with	compared with
($ millions)	Q4 2005	Q1 2005

Increase (decrease) in Adjusted EBITDA related to changes in:
Average realized price	$34	$26
Total cash costs	11	(14)
Chile and Trinidad sales volumes	(15)	19
Margin on the sale of purchased methanol	(5)	3

	25	34
Margin earned from Kitimat and New Zealand facilities	13	(2)

	$38	$32

Average realized price
We entered 2006 in an environment of very tight supply/demand fundamentals as a result of strong demand and the shutdown of high cost production that occurred in the fourth quarter of 2005. Our average realized price for the first quarter of 2006 increased to $283 per tonne from $256 per tonne for the fourth quarter of 2005 and $262 per tonne for the first quarter of 2005. The higher average realized price increased our Adjusted EBITDA by $34 million compared to the fourth quarter of 2005 and $26 million compared to the first quarter of 2005.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. Our average non-discounted posted price for the first quarter of 2006 was $335 per tonne compared with $301 per tonne for the fourth quarter of 2005 and $310 per tonne for the first quarter of 2005. Our average realized price for the first quarter of 2006 was approximately 16% lower than our average non-discounted posted price compared with approximately 15% lower for the fourth quarter of 2005 and 15% lower for the first quarter of 2005.
To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. We expect the discount from our non-discounted published reference prices will narrow during periods of lower methanol pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.
Total cash costs
Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad are underpinned by long-term low cost take-or-pay natural gas purchase contracts with pricing terms that are linked to methanol prices above a pre-determined methanol price. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the first quarter of 2006 were lower than in the fourth quarter of 2005 by $11 million. The decrease in total cash costs was primarily due to lower maintenance costs for our Chile and Trinidad facilities, lower supply chain costs and lower selling, general and administrative expenses during the first quarter of 2006 compared with the fourth quarter of 2005. These lower costs were partially offset by higher natural gas costs at our Chile and Trinidad facilities as a result of higher methanol prices during the first quarter of 2006 compared with the fourth quarter of 2005.
Total cash costs for the first quarter of 2006 were higher than in the first quarter of 2005 by $14 million. The increase in cash costs primarily relates to the impact of higher methanol prices on natural gas costs at our Chile and Trinidad facilities and to higher ocean shipping costs in 2006.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 3

Chile and Trinidad sales volumes
Sales volumes of methanol produced at our Chile and Trinidad production hubs for the first quarter of 2006 were lower by 96,000 tonnes compared with the fourth quarter of 2005 and this decreased Adjusted EBITDA by $15 million. The sales volumes were lower in the first quarter of 2006 primarily due to the timing of customer deliveries and a planned inventory rebuild.
Sales volumes of methanol produced at our Chile and Trinidad production hubs for the first quarter of 2006 were higher by 127,000 tonnes compared with the first quarter of 2005 and this increased Adjusted EBITDA by $19 million. The increase in sales volumes of methanol produced at these facilities is primarily a result of increased production capacity from our fourth plant in Chile (Chile IV) which commenced operations in June 2005.
Margin on the sale of purchased methanol
We purchase additional methanol produced by others through long-term offtake contracts or on the spot market to meet customer needs and support our marketing efforts. Consequently, we realize holding gains or losses on the resale of this product depending on the methanol price at the time of resale. During the first quarter of 2006, our cash margin was nil on the resale of 0.3 million tonnes of purchased methanol compared with a positive cash margin of $5 million on the resale of 0.3 million tonnes for the fourth quarter of 2005 and a negative cash margin of $3 million on the resale of 0.3 million tonnes for the first quarter of 2005.
Margin earned from Kitimat and New Zealand facilities
To eliminate our exposure to high cost natural gas feedstock at our Kitimat and New Zealand facilites, we permanently closed our Kitimat plant and temporarily idled our Waitara Valley plant in New Zealand during 2005. In early January, we restarted the Waitara Valley plant and have sufficient contracted natural gas to produce approximately 230,000 tonnes during 2006 of which approximately 104,000 tonnes were produced in the first quarter of 2006.
Our cash margin on the sale of Kitimat and New Zealand inventory was positive $1 million for the first quarter of 2006 compared with a negative cash margin of $12 million for the fourth quarter of 2005 and a positive cash margin of $3 million for the first quarter of 2005. The increase in cash margin for the first quarter 2006 compared with the fourth quarter of 2005 primarily relates to a lower sales volume of Kitimat inventory and the increase in our average realized price during the first quarter of 2006. The decrease in cash margin in the first quarter of 2006 compared with the first quarter of 2005 primarily relates to lower sales volume of New Zealand inventory during the first quarter of 2006.
Depreciation and Amortization
Depreciation and amortization was $24 million for the first quarter of 2006 compared with $20 million for the first quarter of 2005. The increase in depreciation and amortization for the first quarter of 2006 compared with the same period in 2005 is primarily due to the depreciation of the Chile IV methanol facility which commenced operations during the second quarter of 2005.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 4

Interest Expense & Interest and Other Income

	Three Months Ended
	Mar 31	Mar 31
($ millions)	2006	2005

Interest expense before capitalized interest	$11	$13
Less capitalized interest:
Chile IV	—	(4)

Interest expense	$11	$9

Interest and other income	$3	$1

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Chile IV methanol facility commenced operations during the second quarter of 2005.
The change in interest and other income for the first quarter of 2006 compared with the first quarter of 2005 relates primarily to the impact on earnings of changes in foreign exchange rates.
Income Taxes
Excluding the unusual items relating to the Kitimat closure costs and the Trinidad tax adjustments, the tax rate for the first quarter of 2006 was 34% compared with 35% for the fourth quarter of 2005. The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. In Chile we accrue for income taxes at the statutory income tax rate of 35%. This tax consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The current taxes are higher in the first quarter of 2006 compared with the first quarter of 2005 primarily due to the payment of second category tax in Chile in the first quarter of 2006. The second category tax had previously been recorded as future income tax expense.
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changes the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.
Production Summary

	Q1 2006		Q4 2005	Q1 2005
(thousands of tonnes)	Capacity	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV1	947	882	916	727
Atlas (63.1% interest)	265	253	251	202
Titan	210	215	195	235

	1,422	1,350	1,362	1,164
Other:
New Zealand[2]	131	104	—	120
Kitimat[3]	—	—	34	119

	131	104	34	239

	1,553	1,454	1,396	1,403

[1]	Quarterly operating capacity for our facilities in Chile includes the 840,000 tonne Chile IV facility that commenced operations in June 2005.

[2]	We restarted production from the Waitara Valley methanol facility in New Zealand in early January 2006. This facility was idled on September 30, 2005. Capacity for this facility represents one quarter of the annual production capacity of 530,000 tonnes.

[3]	We permanently closed the Kitimat methanol facility on November 1, 2005.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 5

Chile and Trinidad
During the first quarter of 2006, our Titan and Atlas facilities produced 468,000 tonnes of methanol, or 99% of their capacity.
Our methanol production facilities in Chile produced 882,000 tonnes during the first quarter of 2006 compared with an operating capacity of 947,000 tonnes. Methanol production at these facilities was lower than capacity primarily due to repair and maintenance of delivery infrastructure by our natural gas suppliers during the first quarter of 2006. Excluding the impact of repair and maintenance activities by our natural gas suppliers, our facilities in Chile operated at 97% of their capacity during the first quarter of 2006.
Kitimat and New Zealand
We permanently closed our Kitimat facility on November 1, 2005 and we sold the remaining methanol produced from this facility during the first quarter of 2006.
The Waitara Valley facility in New Zealand is currently positioned as a flexible production asset. During the first quarter of 2006, we restarted this facility and produced approximately 104,000 tonnes. We have sufficient contracted gas to produce approximately 230,000 tonnes during 2006. We continue to seek other supplies of natural gas to supplement this production and to extend the life of our New Zealand operations; however there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.
Supply/Demand Fundamentals
Methanol industry fundamentals continue to be favourable and we are operating in a strong pricing environment underpinned by high global energy prices. To the end of 2007, the only world scale increment of new industry capacity outside of China is expected to be the 1.7 million tonne per year NPC facility in Iran in early 2007. Over this period, we also expect expansions to existing capacity of approximately 0.7 million tonnes. We also expect that during 2006 and 2007 close to 3.0 million tonnes of high cost capacity will shut down as a result of high global energy prices.
In China, there is a new 0.6 million tonne natural gas based methanol plant under development on Hainan Island that is expected to start up during the third quarter of 2006. Due to its location on the coast, this plant will likely supply methanol markets in coastal provinces in East and South China. In addition, there are a number of smaller-scale plants expected to be constructed in China during 2006. Demand for methanol in China continues to grow at very high levels such that we believe substantially all domestic methanol production will be consumed within the local market resulting in China continuing to require imports to satisfy demand.
During 2005, just over two million tonnes of methanol was used in the production of MTBE that was consumed in the United States. Also in 2005, the United States passed the Energy Policy Act which contains provisions to waive the federal oxygenate standard for gasoline effective May 2006 and does not provide MTBE producers and blenders with defective product liability protection. Many United States MTBE producers and blenders have recently stopped producing and blending MTBE for gasoline to be used in the United States and as of April 2006, MTBE has been substantially removed from gasoline in the United States. However, export markets for MTBE produced in the US are attractive and a number of US MTBE producers continue to produce to supply these markets. To date the net loss of methanol demand as a result of the changes occurring to US gasoline formulations has had only a minor impact on the global methanol market. As production of MTBE in the US declined during the first quarter of 2006 we observed more liquidity in the US spot methanol market and the growing gap between contract and spot prices led us to a decision to reduce contract prices in May by $0.04 per gallon to $1.03 per gallon or approximately $342 per tonne.
We continue to believe the impact of lower demand for methanol for MTBE consumed in the United States in 2006 will be more than offset by increases in demand for methanol for MTBE elsewhere in the world and demand growth related to other derivatives.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 6

The European quarterly contract price for the second quarter of 2006 increased to €285 (US$348 per tonne at the time of settlement compared with US$320 for the first quarter of 2006). The Methanex non-discounted posted price in Asia increased to $330 per tonne in April and will be decreased to $310 per tonne in May. The price decrease in May is intended to reduce the price gap between China and neighboring markets and was necessary to maintain the competitiveness of our customers in Asia.
Methanex Non Discounted Regional Posted Contract Prices1

	May	Jan
US$ per tonne	2006	2006
United States	$342	$339
Europe[2]	$348	$319
Asia	$310	$320

[1] Discounts from our posted prices are offered to customers based on various factors.

[2] €285 at April 2006 (January 2006 — €268) converted to United States dollars at the date of settlement.
Liquidity and Capital Resources
Cash flows from operating activities before changes in non-cash working capital in the first quarter of 2006 were $115 million compared with $115 million for the same period in 2005. During the first quarter of 2006, our non-cash working capital increased by $95 million. Approximately $37 million of the increase was due to a planned inventory rebuild and the impact on accounts receivable related to the increase in our average realized price. An additional $31 million was due to the payment of the Kitimat closure costs that were accrued in 2005. The remaining $27 million relates to a decrease in accounts payable, primarily due to the timing of cash payments of our trade payables.
On January 25, 2006, the Board of Directors approved an increase in the current normal course issuer bid, raising the maximum allowable repurchase from 5.9 million common shares to up to 11.8 million common shares. The current bid expires May 16, 2006. During the first quarter of 2006, we repurchased 3.2 million common shares at an average price of US$20.35 per share, totaling $65 million. At March 31, 2006, we have repurchased a total of 7.9 million common shares under the current bid at an average price of US$17.86 per share, totaling $141 million.
During the first quarter of 2006, we paid a quarterly dividend of US$0.11 per share, or $12 million, compared with $0.08 per share, or $10 million, for the first quarter of 2005.
We have strong financial capacity and flexibility. Our cash balance at March 31, 2006 was $93 million and we have a strong balance sheet and an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $90 million for the period to the end of 2008.
We have the financial capacity and flexibility to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at March 31, 2006 were as follows:

Standard & Poor’s Rating Services	BBB-	(negative)
Moody’s Investor Services	Ba1	(stable)
Fitch Ratings	BBB	(stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 7

Short-Term Outlook
We expect industry fundamentals to continue to be favourable. Methanol prices strengthened in all regions in the first quarter of 2006 and increased further in Europe for the second quarter. As the year progresses, we expect some volatility of pricing but, barring a major unexpected event such as a recession, we continue to believe that a strong pricing environment will prevail for the remainder of the year.
The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide the sound basis for Methanex continuing to be the leader in the methanol industry.
April 27, 2006

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 8

Additional Information — Supplemental Non-Gaap Measures
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP. Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and cash flows related to interest expense, interest and other income, other cash payments related to operating activities, stock-based compensation and other non-cash items, income taxes and unusual items, including the Kitimat closure costs.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended
	Mar 31	Dec 31	Mar 31
($ thousands)	2006	2005	2005

Cash flows from operating activities	$20,074	$110,066	$92,927
Add (deduct):
Changes in non-cash working capital	95,317	(27,483)	22,214
Other cash payments	4,276	13,517	894
Stock-based compensation	(6,019)	(6,749)	(4,566)
Other non-cash items	(1,389)	2,560	67
Kitimat closure costs	—	12,001	—
Interest expense	10,958	10,490	9,061
Interest and other income	(2,535)	(1,973)	(1,262)
Income taxes — current	45,864	15,704	15,365

Adjusted EBITDA	$166,546	$128,133	$134,700

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 9

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three months ended
	Mar 31	Dec 31	Mar 31
($ thousands, except number of shares and per share amounts)	2006	2005	2005

Net income:	$115,177	$48,574	$76,032
Add (deduct) unusual items:
Kitimat closure costs	—	12,001	—
Future income taxes related to change in tax legislation	(25,753)	—	—

Income before unusual items (after-tax)	$89,424	$60,575	$76,032

Diluted weighted average number of common shares outstanding	112,906,382	115,691,879	121,289,236

Diluted income before unusual items (after-tax) per share	$0.79	$0.52	$0.63

Quarterly Financial Data (unaudited)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2006	2005	2005	2005

Revenue	$459,590	$459,615	$349,291	$410,914
Net income (loss)	115,177	48,574	(21,789)	62,935
Basic net income (loss) per common share	1.02	0.42	(0.19)	0.53
Diluted net income (loss) per common share	1.02	0.42	(0.19)	0.53

	Three Months Ended
	Mar 31	Dec 31	Sep 30	Jun 30
($ thousands, except per share amounts)	2005	2004	2004	2004

Revenue	$438,300	$485,408	$428,840	$412,283
Net income	76,032	66,061	71,178	52,375
Basic net income per common share	0.63	0.55	0.59	0.43
Diluted net income per common share	0.63	0.54	0.58	0.42

Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004 and 2005, our Chilean production facilities have experienced production losses of approximately 50,000 tonnes and 100,000 tonnes, respectively, as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See our 2005 Annual Report for further details.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 10

How We Analyze Our Business
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures on page 9 for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our low cost production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA. To eliminate our exposure to high cost North American natural gas feedstock, we permanently closed our Kitimat production facility on November 1, 2005. Our 530,000 tonne per year Waitara Valley facility in New Zealand has been positioned as a flexible production asset. The impact of changes in average realized price, sales volume and cash costs on the Adjusted EBITDA for our Kitimat and New Zealand facilities has been combined and presented as the change in cash margin.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis, because the cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 11

Forward-Looking Statements
Information contained in this document contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 12

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	THREE MONTHS ENDED
	Mar 31	Mar 31
	2006	2005

Revenue	$459,590	$438,300

Cost of sales and operating expenses	293,044	303,600
Depreciation and amortization	23,623	19,953

Operating income before undernoted items	142,923	114,747
Interest expense (note 9)	(10,958)	(9,061)
Interest and other income	2,535	1,262

Income before income taxes	134,500	106,948
Income taxes:
Current	(45,864)	(15,365)
Future	788	(15,551)
Future income taxes related to change in tax legislation (note 5):
Reversal of prior year adjustment	16,879	—
Recognition of tax assets	8,874	—

	(19,323)	(30,916)

Net income	$115,177	$76,032

Net income per common share:
Basic	$1.02	$0.63
Diluted	$1.02	$0.63

Weighted average number of common shares outstanding:
Basic	112,389,364	119,963,717
Diluted	112,906,382	121,289,236

Number of common shares outstanding at period end	110,640,628	119,461,292
See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS	PAGE 13

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Mar 31	Dec 31
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$92,972	$158,755
Receivables	309,193	296,522
Inventories	165,459	140,104
Prepaid expenses	12,362	13,555

	579,986	608,936
Property, plant and equipment (note 2)	1,381,203	1,396,126
Other assets	89,103	91,970

	$2,050,292	$2,097,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$165,411	$226,412
Current maturities on long-term debt (note 4)	14,032	14,032
Current maturities on other long-term liabilities	16,710	9,663

	196,153	250,107
Long-term debt (note 4)	486,916	486,916
Other long-term liabilities	72,694	79,421
Future income tax liabilities (note 5)	304,533	331,074
Shareholders’ equity:
Capital stock	490,839	502,879
Contributed surplus	4,691	4,143
Retained earnings	494,466	442,492

	989,996	949,514

	$2,050,292	$2,097,032

     See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Number of				Total
	Common	Capital	Contributed	Retained	Shareholders'
	Shares	Stock	Surplus	Earnings	Equity

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	165,752	165,752
Compensation cost recorded for stock options	—	—	2,849	—	2,849
Proceeds on issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payments for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	502,879	4,143	442,492	949,514
Net income	—	—	—	115,177	115,177
Compensation cost recorded for stock options	—	—	762	—	762
Proceeds on issue of shares on exercise of stock options	194,736	1,889	—	—	1,889
Reclassification of grant date fair value on exercise of stock options	—	214	(214)	—	—
Payments for shares repurchased	(3,199,600)	(14,143)	—	(50,964)	(65,107)
Dividend payments	—	—	—	(12,239)	(12,239)

Balance, March 31, 2006	110,640,428	$490,839	$4,691	$494,466	$989,996

     See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	THREE MONTHS ENDED
	Mar 31	Mar 31
	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$115,177	$76,032
Add (deduct):
Depreciation and amortization	23,623	19,953
Future income taxes	(26,541)	15,551
Other cash payments	(4,276)	(894)
Stock-based compensation	6,019	4,566
Other non-cash items	1,389	(67)

Cash flows from operating activities before undernoted	115,391	115,141
Changes in non-cash working capital (note 8)	(95,317)	(22,214)

	20,074	92,927

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(65,107)	(24,500)
Dividend payments	(12,239)	(9,599)
Proceeds on issue of shares on exercise of stock options	1,889	6,269
Repayment of other long-term liabilities	(1,210)	(38)

	(76,667)	(27,868)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(7,470)	(8,478)
Plant and equipment construction costs	—	(12,192)
Changes in non-cash working capital	(1,657)	3,271
Other assets	(63)	(295)

	(9,190)	(17,694)

Increase (decrease) in cash and cash equivalents	(65,783)	47,365
Cash and cash equivalents, beginning of period	158,755	210,049

Cash and cash equivalents, end of period	$92,972	$257,414

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$12,997	$20,112
Income taxes paid, net of amounts refunded	$35,867	$6,739
     See accompanying notes to consolidated financial statements.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.	Basis of presentation:

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in Note 12. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2005 Annual Report.
2.	Property, plant and equipment:

		ACCUMULATED
	COST	DEPRECIATION	NET BOOK VALUE

March 31, 2006
Plant and equipment	$2,715,328	$1,404,221	$1,311,107
Other	106,638	36,542	70,096

	$2,821,966	$1,440,763	$1,381,203

December 31, 2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

3.	Interest in Atlas joint venture:

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	MAR 31, 2006	DEC 31, 2005

Consolidated Balance Sheets:
Cash and cash equivalents	$28,963	$24,032
Other current assets	27,282	32,937
Property, plant and equipment	278,337	281,765
Other assets	20,349	20,409
Accounts payable and accrued liabilities	21,169	30,340
Future income tax liabilities	8,210	21,988
Long-term debt, including current maturities (note 4)	150,948	150,948

METHANEX CORPORATION 2006 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

3.	Interest in Atlas joint venture (continued):

	THREE MONTHS ENDED
	MAR 31, 2006	MAR 31, 2005

Consolidated Statements of Income:
Revenue	$48,451	$50,965
Expenses	39,845	39,383

Income before income taxes	8,606	11,582
Future income taxes (note 5)	13,778	—

Net income	$22,384	$11,582

	THREE MONTHS ENDED
	MAR 31, 2006	MAR 31, 2005

Consolidated Statements of Cash Flows:
Cash inflows from operating activities	$8,654	$11,259
Cash outflows from investing activities	(77)	(1,592)

4.	Long-term debt:

	MAR 31, 2006	DEC 31, 2005

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	150,000

	350,000	350,000
Atlas limited recourse debt facilities	150,948	150,948

	500,948	500,948
Less current maturities	(14,032)	(14,032)

	$486,916	$486,916

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.

5.	Income and other taxes:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changes the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

6.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	THREE MONTHS ENDED
	MAR 31, 2006	MAR 31, 2005

Denominator for basic net income per common share	112,389,364	119,963,717
Effect of dilutive stock options	517,018	1,325,519

Denominator for diluted net income per common share	112,906,382	121,289,236

7.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:
Common shares reserved for outstanding incentive stock options at March 31, 2006:

	OPTIONS DENOMINATED IN CAD$		OPTIONS DENOMINATED IN US$
	NUMBER OF	WEIGHTED AVERAGE	NUMBER OF	WEIGHTED AVERAGE
	STOCK OPTIONS	EXERCISE PRICE	STOCK OPTIONS	EXERCISE PRICE

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29
Granted	—	—	348,675	20.76
Exercised	(71,000)	12.21	(123,736)	9.36
Cancelled	(8,000)	11.00	(3,250)	12.23

Outstanding at March 31, 2006	237,650	$8.87	1,550,139	$15.28

Information regarding the incentive stock options outstanding at March 31, 2006 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE AT
	AT MARCH 31, 2006			MARCH 31, 2006
	WEIGHTED	NUMBER OF	WEIGHTED		WEIGHTED
	AVERAGE	STOCK	AVERAGE	NUMBER OF	AVERAGE
	REMAINING	OPTIONS	EXERCISE	STOCK OPTIONS	EXERCISE
RANGE OF EXERCISE PRICES	CONTRACTUAL LIFE	EXERCISABLE	PRICE	EXERCISABLE	PRICE

Options denominated in CAD $
$3.29 to 13.65	3.7	237,650	$8.87	237,650	$8.87
Options denominated in U.S. $ $6.45 to 10.01	6.7	486,189	8.46	483,689	8.46
11.56 to 20.76	6.4	1,063,950	18.40	244,850	16.98

	6.5	1,550,139	$15.28	728,539	$11.32

On March 3, 2006, the Company granted 1,629,600 incentive stock options with an exercise price of US$20.76 per share. At the date of grant, the Company had 348,675 common shares reserved for incentive stock options. The remaining 1,280,925 incentive stock options are not included in the table above because shareholder approval is required to increase the number of common shares reserved for incentive stock options. The compensation cost of the 1,280,925 incentive stock options has not been included in earnings for the three months ended March 31, 2006. If there had been sufficient common shares reserved for incentive stock options at the date of grant, the compensation expense recognized in earnings would have been approximately $0.3 million.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

7. Stock-based compensation (continued):
(ii)	Performance stock options:
As at March 31, 2006, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.
(iii)	Compensation expense related to stock options:
Compensation expense related to stock options included in cost of sales and operating expenses is $0.8 million for the three month period ended March 31, 2006 (2005 — $0.5 million). The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Risk-free interest rate	5%	4%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	38%	43%
Expected forfeitures	5%	5%
Weighted average fair value of options granted ($U.S. per share)	$7.01	$6.51

b)	Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at March 31, 2006 are as follows:

	NUMBER OF	NUMBER OF	NUMER OF
	DEFERRED SHARE	RESTRICTED SHARE	PERFORMANCE SHARE
	UNITS	UNITS	UNITS
Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	29,110	20,000	402,460
Granted in-lieu of dividends	2,430	5,994	2,173
Cancelled	—	(14,964)	—
Outstanding at March 31, 2006	458,804	1,100,866	404,633

On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.
Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at March 31, 2006 was $42.7 million compared with the recorded liability of $22.9 million. The difference between the fair value and the recorded liability of $19.8 million will be recognized over the weighted average remaining service period of approximately 2.1 years. For the three month period ended March 31, 2006, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $5.3 million (2005 — $4.0 million). Included in compensation expense of $5.3 million for the three month period ended March 31, 2006 was $2.5 million (2005 — $1.9 million) related to the effect of the increase in the Company’s share price since the date of grant.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

8.	Changes in non-cash working capital related to operating activities:

The decrease (increase) in non-cash working capital related to operating activities are as follows:

	THREE MONTHS ENDED
	MAR 31, 2006	MAR 31, 2005

Receivables	$(12,671)	$33,590
Inventories	(24,495)	(7,439)
Prepaid expenses	1,193	5,293
Accounts payable and accrued liabilities	(59,344)	(53,658)

	$(95,317)	$(22,214)

Included in the decrease in accounts payable during the three months ended March 31, 2006 was approximately $31 million in payments related to the Kitimat closure costs that were accrued at December 31, 2005. The remaining accrual related to Kitimat closure costs at March 31, 2006 is approximately $5 million.
9. Interest expense:

	THREE MONTHS ENDED
	MAR 31, 2006	MAR 31, 2005

Interest expense before capitalized interest	$10,958	$13,267
Less: capitalized interest	—	(4,206)

	$10,958	$9,061

10. Retirement plans:
Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three month period ended March 31, 2006 was $1.2 million (2005 — $1.0 million).
11. Derivative financial instruments:
As at March 31, 2006, the Company’s forward exchange contracts to purchase and sell foreign currency in exchange for U.S. dollars were as follows:

		AVERAGE EXCHANGE
	NOTIONAL AMOUNT	RATE	MATURITY

Forward exchange purchase contracts
New Zealand dollar	40 million	$0.6023	2006
Forward exchange sales contracts
Euro	58 million	$1.2067	2006
Chilean peso	28 billion	$0.0019	2006
British Pound	6 million	$1.7378	2006

As at March 31, 2006, the carrying value of the forward exchange purchase and sales contracts was $0.7 million which approximates the fair value of these contracts. The Company also has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $1.7 million which approximates fair value.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

12.	United States Generally Accepted Accounting Principles:
The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated statements of income for the three months ended March 31, 2006 and 2005 are as follows:

	THREE MONTHS ENDED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME	MAR 31, 2006	MAR 31, 2005
Net income in accordance with Canadian GAAP	$115,177	$76,032
Add (deduct) adjustments for:
Depreciation and amortization[a]	(478)	(478)
Stock-based compensation[b]	(145)	(125)
Forward exchange contracts[c]	—	(181)
Income tax effect of above adjustments	168	219

Net income in accordance with U.S. GAAP	$114,722	$75,467

Per share information in accordance with U.S. GAAP:
Basic net income per share	$1.02	$0.63
Diluted net income per share	$1.02	$0.62

	THREE MONTHS ENDED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	MAR 31, 2006	MAR 31, 2005
Net income in accordance with U.S. GAAP	$114,722	$75,467
Other comprehensive income:
Change in fair value of forward exchange contracts [c]	—	142

Comprehensive income in accordance with U.S. GAAP	$114,722	$75,609

[a]	Business Combinations: Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. During the three months ended March 31, 2006, an increase to depreciation expense of $0.5 million (2004 - $0.5 million) was recorded in accordance with U.S. GAAP.

[b]	Stock-based compensation: The Company has 81,850 options that are accounted for as variable plan options under U.S. GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three months ended March 31, 2006, an increase to operating expenses of $0.1 million (2005 – increase of $0.1 million) was recorded in accordance with U.S. GAAP.

[c]	Forward exchange contracts: Under Canadian GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value and recognized in earnings when the hedged transaction is recorded. Under U.S. GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value at each reporting date, with the change in fair value either being recognized in earnings to offset the change in fair value of the hedged transaction, or recorded in other comprehensive income until the hedged transaction is recorded. The ineffective portion, if any, of the change in fair value of forward exchange contracts that are designated and qualify as hedges is immediately recognized in earnings. For the three months ended March 31, 2006, no adjustment to operating expenses (2005 – increase of $0.2 million) was recorded in accordance with U.S. GAAP.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

[d]	Interest in Atlas joint venture: U.S. GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.

[e]	Performance Share Units: On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. Under Canadian GAAP, the fair value of performance share units is measured each reporting period as the market price multiplied by the total shareholder return result. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under US GAAP, the fair value of performance share units is calculated each reporting period using a pricing model that incorporates the service and market conditions related to the performance share units. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. For the three month period ended March 31, 2006, no adjustment to operating expenses was recorded in accordance with U.S. GAAP.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

METHANEX CORPORATION

QUARTERLY HISTORY (unaudited)

	Q1 2006	2005	Q4	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1
METHANOL SALES VOLUMES (thousands of tonnes)
Company produced	1,321	5,341	1,504	1,130	1,332	1,375	5,298	1,531	1,307	1,233	1,227
Purchased product	297	1,174	285	325	269	295	1,960	402	423	600	535
Commission sales[1]	141	537	158	75	158	146	169	128	41	—	—

	1,759	7,052	1,947	1,530	1,759	1,816	7,427	2,061	1,771	1,833	1,762

METHANOL PRODUCTION (thousands of tonnes)
Chile	882	3,029	916	684	702	727	2,692	690	640	666	696
Titan, Trinidad	215	715	195	184	135	201	740	154	176	220	190
Atlas, Trinidad (63.1%)	253	895	251	157	252	235	421	264	157	—	—
New Zealand	104	343	—	120	103	120	1,088	266	304	229	289
Kitimat	—	376	34	102	120	120	486	122	121	121	122

	1,454	5,358	1,396	1,247	1,312	1,403	5,427	1,496	1,398	1,236	1,297

METHANOL PRICE[2]
($/tonne)	283	254	256	240	256	262	237	251	248	225	223
($/gallon)	0.85	0.76	0.77	0.72	0.77	0.79	0.71	0.75	0.75	0.68	0.67
PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$1.02	1.41	0.42	(0.19)	0.53	0.63	1.95	0.55	0.59	0.43	0.39
Diluted net income (loss)	$1.02	1.40	0.42	(0.19)	0.53	0.63	1.92	0.54	0.58	0.42	0.38

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.

METHANEX CORPORATION 2006 FIRST QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24